UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F x Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes __ No x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No x

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2022

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

Banco Latinoamericano
de Comercio Exterior, S.A.
and Subsidiaries

Banco Latinoamericano de Comercio Exterior, S.A.
and Subsidiaries

Contents

Unaudited condensed consolidated interim statement of financial position
Unaudited condensed consolidated interim statement of profit or loss
Unaudited condensed consolidated interim statement of comprehensive income
Unaudited condensed consolidated interim statement of changes in equity
Unaudited condensed consolidated interim statement of cash flows
Notes to the unaudited condensed consolidated interim financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statements of financial position
March 31, 2022 and December 31, 2021
(In thousands of US dollars)

		March 31,	December 31,
		2022	2021
	Notes	(Unaudited)	(Audit)
Assets
Cash and due from banks	3,4,5	653,789	1,253,052

Securities and other financial assets, net	3,4,6	1,099,189	831,913

Loans, net	3,4,7	6,449,282	5,713,022

Customers' liabilities under acceptances	3,4	193,119	201,515
Derivative financial instruments - assets	3,4,10	34,725	10,805
Equipment and leasehold improvements, net		17,329	17,779
Intangibles, net		1,690	1,595
Other assets	11	9,260	8,430
Total assets		8,458,383	8,038,111

Liabilities and Equity
Liabilities:
Demand deposits		436,137	362,356
Time deposits		2,819,731	2,673,872
	3,4,12	3,255,868	3,036,228
Interest payable		2,165	1,229
Total deposits		3,258,033	3,037,457

Securities sold under repurchase agreements	3,4,13	345,848	427,497
Borrowings and debt, net	3,4,14	3,580,687	3,321,911
Interest payable		15,020	11,322

Acceptances outstanding	3,4	193,119	201,515
Derivative financial instruments - liabilities	3,4,10	29,672	28,455
Allowance for loan commitments and financial guarantee contract losses	3,4	3,455	3,803
Other liabilities	15	27,993	14,361
Total liabilities		7,453,827	7,046,321

Equity:
Common stock		279,980	279,980
Treasury stock		(115,135)	(115,799)
Additional paid-in capital in excess of value assigned to common stock		119,797	120,043
Capital reserves	21	95,210	95,210
Regulatory reserves	21	136,019	136,019
Retained earnings		489,936	487,885
Other comprehensive income (loss)		(1,251)	(11,548)
Total equity		1,004,556	991,790
Total liabilities and equity		8,458,383	8,038,111
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of profit or loss
For the three months ended March 31, 2022 and 2021
(In thousands of US dollars, except per share data and number of shares)

	Notes	2022	2021
Interest income:
Deposits		503	361
Securities		4,293	1,637
Loans		40,208	30,920
Total interest income	18	45,004	32,918
Interest expense:
Deposits		(3,540)	(3,472)
Borrowings and debt		(15,743)	(10,551)
Total interest expense	18	(19,283)	(14,023)

Net interest income		25,721	18,895

Other income (expense):
Fees and commissions, net	17	3,949	3,040
Gain (loss) on financial instruments, net	9	566	(71)
Other income, net		16	97
Total other income, net	18	4,531	3,066

Total revenues		30,252	21,961

Provision for credit losses	3,18	(8,111)	—

Operating expenses:
Salaries and other employee expenses		(7,445)	(5,448)
Depreciation of investment property, equipment and improvements		(533)	(819)
Amortization of intangible assets		(124)	(271)
Other expenses		(2,920)	(2,607)
Total operating expenses	18	(11,022)	(9,145)
Profit for the period		11,119	12,816

Per share data:
Basic earnings per share (in US dollars)	16	0.31	0.32
Diluted earnings per share (in US dollars)	16	0.31	0.32
Weighted average basic shares (in thousands of shares)	16	36,249	39,693
Weighted average diluted shares (in thousands of shares)	16	36,249	39,693
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of comprehensive income
For the three months ended March 31, 2022 and 2021
(In thousands of US dollars)

	2022	2021
Profit for the period	11,119	12,816

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Change in fair value on equity instruments at FVOCI, net of hedging	—	(111)

Items that are or may be reclassified subsequently to profit or loss:
Change in fair value on financial debt, net of hedging	9,985	(4,417)
Reclassification of gains (losses) on financial instruments to profit or loss	312	(493)
Exchange difference in conversion of foreign currency operation	—	448

Other comprehensive income (loss)	10,297	(4,573)

Total comprehensive income for the period	21,416	8,243
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of changes in equity
For the three months ended March 31, 2022 and 2021
(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2021	279,980	(57,999)	120,414	95,210	136,019	464,088	208	1,037,920
Profit for the period	—	—	—	—	—	12,816	—	12,816
Other comprehensive income (loss)	—	—	—	—	—	—	(4,573)	(4,573)
Compensation cost - stock options and stock units plans	—	—	438	—	—	—	—	438
Exercised options and stock units vested	—	547	(547)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(9,926)	—	(9,926)
Balances at March 31, 2021	279,980	(57,452)	120,305	95,210	136,019	466,978	(4,365)	1,036,675

Balances at January 1, 2022	279,980	(115,799)	120,043	95,210	136,019	487,885	(11,548)	991,790
Profit for the period	—	—	—	—	—	11,119	—	11,119
Other comprehensive income (loss)	—	—	—	—	—	—	10,297	10,297
Compensation cost - stock options and stock units plans	—	—	418	—	—	—	—	418
Exercised options and stock units vested	—	664	(664)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(9,068)	—	(9,068)
Balances at March 31, 2022	279,980	(115,135)	119,797	95,210	136,019	489,936	(1,251)	1,004,556
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of cash flows
For the three months ended March 31, 2022 and 2021
(In thousands of US dollars)

	Notes	2022	2021
Cash flows from operating activities
Profit for the period		11,119	12,816
Adjustments to reconcile profit for the year to net cash provided by (used in) operating activities:
Depreciation of investment property, equipment and leasehold improvements		533	819
Amortization of intangible assets		124	271
Provision for credit losses	3	8,111	—
Unrealized loss (gain) on financial instruments at FVTPL	9	219	(56)
Compensation cost - share-based payment		418	438
Net changes in hedging position and foreign currency		(305)	79
Loss on disposal of equipment and leasehold improvements		—	255
Interest income		(45,004)	(32,918)
Interest expense		19,283	14,023
Changes in operating assets and liabilities:
Pledged deposits		(1,325)	(10,912)
Loans		(730,293)	(156,039)
Other assets		(704)	98
Due to depositors		219,640	46,847
Other liabilities		13,531	(5,025)
Cash flows used in operating activities		(504,653)	(129,304)
Interest received		37,555	39,588
Interest paid		(14,115)	(14,222)
Net cash used in operating activities		(481,213)	(103,938)

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements		(77)	(156)
Acquisition of intangible assets		(219)	—
Proceeds from the redemption of securities at FVOCI		20,000	—
Proceeds from the redemption of securities at amortized cost		21,783	42,599
Purchases of securities at amortized cost		(314,126)	(39,007)
Net cash (used in) provided by investing activities		(272,639)	3,436

Cash flows from financing activities:
(Decrease) increase in securities sold under repurchase agreements		(81,650)	146,027
Net (decrease) increase in short-term borrowings and debt	14	(195,107)	75,274
Proceeds from long-term borrowings and debt	14	515,488	95,955
Payments of long-term borrowings and debt	14	(76,228)	(261,832)
Payments of lease liabilities	14	(246)	(297)
Dividends paid		(8,994)	(9,835)
Net cash provided by financing activities		153,263	45,292

Decrease net in cash and cash equivalents		(600,589)	(55,210)
Cash and cash equivalents at beginning of the period		1,211,001	846,008
Cash and cash equivalents at end of the period	5	610,412	790,798
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.Corporate information

    Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

    The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).

    In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

    Bladex Head Office’s subsidiaries are the following:

–Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.

–Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.

–Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

–BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Soluciones”) was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

    Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).

    The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 26, 2022.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2.Basis of preparation of the consolidated financial statements

These condensed consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB").

As all the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2021, contained in the Bank’s annual audited consolidated financial statements. The condensed consolidated interim statements of profit or loss, other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

3.Financial risk review

This note presents information about the Bank’s exposure to financial risks and the Bank’s management of capital.

A. Credit risk

i.Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. Unless specifically indicated, for financial assets the amounts in the table represent the outstanding balances. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.

Loans at amortized cost, outstanding balance

	March 31, 2022
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	3,340,510	2,280	—	3,342,790
Grades 5 - 6	0.75 - 3.80	2,776,278	62,999	—	2,839,277
Grades 7 - 8	3.81 - 34.51	205,794	74,454	10,593	290,841
		6,322,582	139,733	10,593	6,472,908
Loss allowance		(27,823)	(16,114)	(5,248)	(49,185)
Total		6,294,759	123,619	5,345	6,423,723

	December 31, 2021
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	3,016,938	—	—	3,016,938
Grades 5 - 6	0.75 - 3.80	2,466,348	57,799	—	2,524,147
Grades 7 - 8	3.81 - 34.51	99,807	83,120	10,593	193,520
		5,583,093	140,919	10,593	5,734,605
Loss allowance		(20,115)	(16,175)	(5,186)	(41,476)
Total		5,562,978	124,744	5,407	5,693,129

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	March 31, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	331,700	—	—	331,700
Grades 5 - 6	0.75 - 3.80	124,372	34,400	—	158,772
Grades 7 - 8	3.81 - 34.51	164,571	—	—	164,571
		620,643	34,400	—	655,043

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	31,065	—	—	31,065
Grades 5 - 6	0.75 - 3.80	23,559	—	—	23,559
Grades 7 - 8	3.81 - 34.51	138,495	—	—	138,495
		193,119	—	—	193,119
		813,762	34,400	—	848,162
Loss allowance		(2,982)	(473)	—	(3,455)
Total		810,780	33,927	—	844,707

	December 31, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	257,831	—	—	257,831
Grades 5 - 6	0.75 - 3.80	172,993	21,400	—	194,393
Grades 7 - 8	3.81 - 34.51	151,535	—	—	151,535
		582,359	21,400	—	603,759

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	54,185	—	—	54,185
Grades 5 - 6	0.75 - 3.80	6,903	—	—	6,903
Grades 7 - 8	3.81 - 34.51	140,427	—	—	140,427
		201,515	—	—	201,515
		783,874	21,400	—	805,274
Loss allowance		(3,472)	(331)	—	(3,803)
Total		780,402	21,069	—	801,471

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Securities at amortized cost

	March 31, 2022
	12-month DP Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	732,048	—	—	732,048
Grades 5 - 6	0.75 - 3.80	177,424	9,970	—	187,394
		909,472	9,970	—	919,442
Loss allowance		(2,148)	(395)	—	(2,543)
Total		907,324	9,575	—	916,899

	December 31, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	453,627	—	—	453,627
Grades 5 - 6	0.75 - 3.80	177,496	—	—	177,496
		631,123	—	—	631,123
Loss allowance		(1,790)	—	—	(1,790)
Total		629,333	—	—	629,333
Securities at fair value through other comprehensive income (FVOCI)

	March 31, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	171,507	—	—	171,507
		171,507	—	—	171,507
Loss allowance		(23)	—	—	(23)
Total		171,484	—	—	171,484

	December 31, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	193,488	—	—	193,488
		193,488	—	—	193,488
Loss allowance		(26)	—	—	(26)
Total		193,462	—	—	193,462

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative fair values are generally secured by cash.

	March 31, 2022
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	60,000	1,459	(218)
Cross-currency swaps	1,046,473	33,266	(29,454)
Total	1,106,473	34,725	(29,672)

	December 31, 2021
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	60,000	1,282	(538)
Cross-currency swaps	883,931	9,523	(27,917)
Total	943,931	10,805	(28,455)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

ii.Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.

Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	20,115	16,175	5,186	41,476
Transfer to lifetime expected credit losses	(130)	130	—	—
Transfer to 12-month expected credit losses	176	(176)	—	—
Net effect of changes in allowance for expected credit losses	(1,288)	51	62	(1,175)
Financial instruments that have been derecognized during the period	(5,337)	(66)	—	(5,403)
New instruments originated or purchased	14,287	—	—	14,287
Allowance for expected credit losses as of March 31, 2022	27,823	16,114	5,248	49,185

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	16,661	19,916	4,588	41,165
Transfer to lifetime expected credit losses	(158)	158	—	—
Transfer to 12-month expected credit losses	243	(243)	—	—
Net effect of changes in allowance for expected credit losses	(874)	(2,041)	438	(2,477)
Financial instruments that have been derecognized during the period	(13,100)	(1,615)	—	(14,715)
New instruments originated or purchased	17,343	—	—	17,343
Recoveries	—	—	160	160
Allowance for expected credit losses as of December 31, 2021	20,115	16,175	5,186	41,476

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	3,472	331	—	3,803
Net effect of changes in reserve for expected credit losses	(238)	142	—	(96)
Financial instruments that have been derecognized during the period	(2,313)	—	—	(2,313)
New instruments originated or purchased	2,061	—	—	2,061
Allowance for expected credit losses as of March 31, 2022	2,982	473	—	3,455

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	2,426	478	—	2,904
Transfer to lifetime expected credit losses	(53)	53	—	—
Transfer to 12-month expected credit losses	87	(87)	—	—
Net effect of changes in reserve for expected credit losses	(96)	42	—	(54)
Financial instruments that have been derecognized during the period	(1,793)	(155)	—	(1,948)
New instruments originated or purchased	2,901	—	—	2,901
Allowance for expected credit losses as of December 31, 2021	3,472	331	—	3,803
Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	1,790	—	—	1,790
Transfer to lifetime expected credit losses	(42)	10	—	(32)
Net effect of changes in allowance for expected credit losses	(73)	385	—	312
Financial instruments that have been derecognized during the period	(67)	—	—	(67)
New instruments originated or purchased	540	—	—	540
Allowance for expected credit losses as of March 31, 2022	2,148	395	—	2,543

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities at amortized cost (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	462	33	—	495
Net effect of changes in allowance for expected credit losses	(20)	—	—	(20)
Financial instruments that have been derecognized during the period	(160)	(33)	—	(193)
New instruments originated or purchased	1,508	—	—	1,508
Allowance for expected credit losses as of December 31, 2021	1,790	—	—	1,790

Securities at fair value through other comprehensive income (FVOCI)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	26	—	—	26
Financial instruments that have been derecognized during the period	(3)	—	—	(3)
Allowance for expected credit losses as of March 31, 2022	23	—	—	23

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	43	—	—	43
Financial instruments that have been derecognized during the period	(17)	—	—	(17)
Allowance for expected credit losses as of December 31, 2021	26	—	—	26

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table provides a reconciliation between:

–Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and

–The (reversal) provision for credit losses’ line item in the condensed consolidated interim statement of profit or loss and other comprehensive income.

			Securities
March 31, 2022	Loans at amortized cost	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	(1,175)	(96)	280	—	(991)
Financial instruments that have been derecognized during the period	(5,403)	(2,313)	(67)	(3)	(7,786)
New financial assets originated or purchased	14,287	2,061	540	—	16,888
Total	7,709	(348)	753	(3)	8,111

			Securities
March 31, 2021	Loans at amortized cost	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	22	(131)	(1)	—	(110)
Financial instruments that have been derecognized during the period	(5,532)	(1,142)	(132)	—	(6,806)
New financial assets originated or purchased	5,441	1,305	170	—	6,916
Total	(69)	32	37	—	—

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iii.Credit-impaired financial assets

Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the carrying amount of allowance for credit losses for credit-impaired loans.

	March 31, 2022	December 31, 2021
Credit-impaired loans and advances at beginning of period	5,186	4,588
Change in allowance for expected credit losses	—	191
Recoveries of amounts previously written off	—	160
Interest income	62	247
Credit-impaired loans and advances at end of period	5,248	5,186

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iv.Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and investment securities is as follows.

Concentration by sector and industry

					Securities
	Loans at amortized cost		Loan commitments and financial guarantee contracts		At amortized cost		FVOCI
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Carrying amount - principal	6,472,908	5,734,605	193,119	201,515	919,442	631,123	171,507	193,488
Amount committed/guaranteed	—	—	655,043	603,759	—	—	—	—

Concentration by sector
Corporations:
Private	2,241,402	1,934,056	447,775	336,181	538,473	362,085	58,439	59,096
State-owned	1,376,346	1,085,211	30,153	47,144	43,064	43,266	—	—
Financial institutions:
Private	2,125,380	2,123,881	88,998	140,289	215,141	127,690	—	—
State-owned	559,029	567,847	281,236	281,660	58,089	46,496	113,068	134,392
Sovereign	170,751	23,610	—	—	64,675	51,586	—	—
Total	6,472,908	5,734,605	848,162	805,274	919,442	631,123	171,507	193,488

Concentration by industry
Financial institutions	2,684,409	2,691,728	370,234	421,949	273,230	174,186	113,068	134,392
Manufacturing	1,322,560	1,122,325	316,908	193,169	301,904	180,088	44,141	44,586
Oil and petroleum derived products	1,398,908	1,091,264	30,896	62,208	77,672	74,954	14,298	14,510
Agricultural	249,152	267,382	—	—	—	—	—	—
Services	239,284	220,942	55,612	55,612	80,714	66,609	—	—
Mining	159,164	95,364	—	—	17,753	9,912	—	—
Sovereign	170,751	23,610	—	—	64,675	51,586	—	—
Other	248,680	221,990	74,512	72,336	103,494	73,788	—	—
Total	6,472,908	5,734,605	848,162	805,274	919,442	631,123	171,507	193,488

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)
Risk rating and concentration by country:

					Securities
	Loans at amortized cost		Loan commitments and financial guarantee contracts		At amortized cost		FVOCI
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Carrying amount - principal	6,472,908	5,734,605	193,119	201,515	919,442	631,123	171,507	193,488
Amount committed/guaranteed	—	—	655,043	603,759	—	—	—	—

Rating
1-4	3,342,790	3,016,938	362,765	312,016	732,048	453,627	171,507	193,488
5-6	2,839,277	2,524,147	182,331	201,296	187,394	177,496	—	—
7-8	290,841	193,520	303,066	291,962	—	—	—	—
Total	6,472,908	5,734,605	848,162	805,274	919,442	631,123	171,507	193,488

Concentration by country
Argentina	66,067	74,252	—	—	—	—	—	—
Australia	—	—	—	—	9,832	9,900	—	—
Belgium	23,944	17,374	—	—	—	—	—	—
Bolivia	—	3,000	2,977	2,983	—	—	—	—
Brazil	1,016,918	1,101,999	—	—	102,435	99,082	—	—
Canada	—	—	—	—	13,715	13,786	—	—
Chile	629,486	625,119	31,485	41,932	109,646	105,730	—	—
Colombia	808,551	795,467	50,457	50,630	44,584	38,038	—	—
Costa Rica	246,349	180,480	57,131	89,442	1,975	1,984	—	—
Dominican Republic	297,369	275,423	20,000	16,499	4,918	4,947	—	—
Ecuador	80,050	37,446	287,306	281,075	—	—	—	—
El Salvador	91,481	73,500	5,429	6,867	—	—	—	—
France	135,717	179,491	47,906	62,172	—	—	—	—
Germany	—	—	7,000	7,000	—	—	—	—
Guatemala	499,284	431,543	73,086	58,145	4,745	3,051	—	—
Honduras	244,918	32,192	12,747	18,286	—	—	—	—
Hong Kong	11,100	17,600	—	—	—	—	—	—
Israel	—	—	—	—	4,946	4,968	—	—
Jamaica	83,358	5,215	—	—	—	—	—	—
Japan	16,718	—	—	—	—	—	—	—
Luxembourg	103,547	117,700	—	—	—	—	—	—
Mexico	782,150	726,922	54,000	4,000	97,422	55,620	—	—
Panama	319,651	203,115	67,311	66,973	24,194	22,807	—	—
Paraguay	111,548	98,112	10,230	9,430	—	—	—	—
Peru	429,719	343,485	109,192	65,091	87,371	64,134	—	—
Singapore	157,813	58,117	7,896	10,750	—	—	—	—
Switzerland	—	—	—	—	—	—	—	—
Trinidad and Tobago	133,604	140,537	—	—	—	—	—	—
United States of America	38,280	19,000	—	—	413,659	207,076	87,146	88,170
United Kingdom	22,703	42,700	—	—	—	—	—	—
Uruguay	122,583	134,816	4,009	13,999	—	—	—	—
Multilateral	—	—	—	—	—	—	84,361	105,318
Total	6,472,908	5,734,605	848,162	805,274	919,442	631,123	171,507	193,488

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

v.Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the condensed consolidated interim financial statement or subject to an enforceable master netting arrangement:

a)Derivative financial instruments – assets

March 31, 2022
		Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of assets			Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging	34,725	—	34,725	—	(28,090)	6,635
Total	34,725	—	34,725	—	(28,090)	6,635

December 31, 2021
		Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of assets			Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging	10,805	—	10,805	—	(5,030)	5,775
Total	10,805	—	10,805	—	(5,030)	5,775

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

b)Securities sold under repurchase agreements and derivative financial instruments – liabilities

March 31, 2022
		Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of assets			Financial instruments	Cash collateral received	Net Amount
Securities sold under repurchase agreements	(345,848)	—	(345,848)	399,916	5,505	59,573

Derivative financial instruments used for hedging	(29,672)	—	(29,672)	—	27,872	(1,800)
Total	(375,520)	—	(375,520)	399,916	33,377	57,773

December 31, 2021
		Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of assets			Financial instruments	Cash collateral received	Net Amount
Securities sold under repurchase agreements	(427,497)	—	(427,497)	498,274	3,110	73,887

Derivative financial instruments used for hedging	(28,455)	—	(28,455)	—	28,942	487
Total	(455,952)	—	(455,952)	498,274	32,052	74,374

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk

i.Exposure to liquidity risk

The following table details the Bank's liquidity ratios as of March 31, 2022 and December 31, 2021, respectively:

	March 31, 2022	December 31, 2021
At the end of the period	104.85%	199.19%
Period average	149.81%	122.80%
Maximum of the period	276.86%	306.82%
Minimun of the period	88.45%	66.43%

The following table includes the Bank’s liquid assets by country risk:

	March 31, 2022			December 31, 2021
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total	Cash and due from banks	Securities FVOCI	Total
United State of America	602	88	690	1,203	89	1,292
Latin America	8	—	8	8	—	8
Multilateral	—	84	84	—	105	105
Total	610	172	782	1,211	194	1,405

The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	March 31, 2022	December 31, 2021
(in millions of USD dollars)
Demand and "overnight" deposits	520	362
Demand and "overnight" deposits to total deposits	15.97%	11.92%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

(in millions of USD dollars)	March 31, 2022	December 31, 2021
Total liquid assets	782	1,404
Total assets to total liabilities	24.02%	46.26%
Total liquid assets in the Federal Reserve of the United States of America	74.81%	85.52%

Even though the average term of the Bank's assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term together with its average remaining term:

(in millions of USD dollars)	March 31, 2022	December 31, 2021
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	3,795	3,426
Average term (days)	192	191

The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms together with their average remaining term:

(in millions of USD dollars)	March 31, 2022	December 31, 2021
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	3,769	3,134
Average term (days)	1,342	1,365

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

ii.Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of financial assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	March 31, 2022
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 Years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	653,789	—	—	—	—	653,789	653,789
Securities and other financial assets, net	53,549	85,997	196,484	820,031	—	1,156,061	1,099,189
Loans, net	2,289,153	888,224	1,605,588	2,012,058	107,542	6,902,565	6,449,282
Derivative financial instruments - assets	5,919	2,677	221	25,908	—	34,725	34,725
Total	3,002,410	976,898	1,802,293	2,857,997	107,542	8,747,140	8,236,985

Liabilities
Deposits	(2,805,801)	(94,402)	(364,339)	—	—	(3,264,542)	(3,258,033)
Securities sold under repurchase agreements	(55,075)	(49,561)	(49,504)	(200,412)	—	(354,552)	(345,848)
Borrowings and debt, net	(765,104)	(345,981)	(826,680)	(1,851,964)	(29,078)	(3,477,768)	(3,595,707)
Derivative financial instruments - liabilities	(8,190)	(1,128)	(2,581)	(17,912)	(904)	(30,715)	(29,672)
Total	(3,634,170)	(491,072)	(1,243,104)	(2,070,288)	(29,982)	(7,127,577)	(7,229,260)

Contingencies
Confirmed letters of credit	238,470	37,900	—	—	—	276,370	276,370
Stand-by letters of credit and guarantees	126,243	82,647	32,147	12,072	—	253,109	253,109
Credit commitments	—	45,000	53,231	27,333	—	125,564	125,564
Total	364,713	165,547	85,378	39,405	—	655,043	655,043
Net position	(996,473)	320,279	473,811	748,304	77,560	964,520	352,682

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)
ii.Maturity analysis for financial liabilities and financial assets (continued)

	December 31, 2021
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 Years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,253,052	—	—	—	—	1,253,052	1,253,052
Securities and other financial assets, net	36,984	44,743	179,219	599,397	—	860,343	831,913
Loans, net	1,936,018	1,040,765	1,349,286	1,568,311	151,529	6,045,909	5,713,022
Derivative financial instruments - assets	2,791	3,592	—	4,422	—	10,805	10,805
Total	3,228,845	1,089,100	1,528,505	2,172,130	151,529	8,170,109	7,808,792

Liabilities
Deposits	(2,641,995)	(310,326)	(79,034)	(8,090)	—	(3,039,445)	(3,037,457)
Securities sold under repurchase agreements	(333,031)	(60,218)	—	(35,515)	—	(428,764)	(427,497)
Borrowings and debt, net	(583,283)	(726,715)	(802,911)	(1,348,323)	(16,536)	(3,477,768)	(3,333,233)
Derivative financial instruments - liabilities	—	(4,821)	(7,773)	(15,145)	(716)	(28,455)	(28,455)
Total	(3,558,309)	(1,102,080)	(889,718)	(1,407,073)	(17,252)	(6,974,432)	(6,826,642)

Contingencies
Confirmed letters of credit	149,672	62,123	2,435	—	—	214,230	214,230
Stand-by letters of credit and guarantees	75,245	118,287	54,375	20,289	—	268,196	268,196
Credit commitments	35,000	—	45,000	41,333	—	121,333	121,333
Total	259,917	180,410	101,810	61,622	—	603,759	603,759
Net position	(589,381)	(193,390)	536,977	703,435	134,277	591,918	378,391

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.
Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.
Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

iii.Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	March 31, 2022		December 31, 2021
	Amount	Fair Value	Amount	Fair Value
Balances with Federal Reserve of the United States of America	584,954	584,954	1,201,101	1,201,101
Cash and balances with other bank (1)	25,458	25,458	9,900	9,900
Total Liquidity reserves	610,412	610,412	1,211,001	1,211,001
(1)Excludes pledged deposits.

iv.Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

	March 31, 2022
	Guaranteed	Available as collateral
Cash and due from banks	43,377	610,412
Notional of investment securities	370,067	687,599
Loans at amortized cost	—	6,472,908
Total assets	413,444	7,770,919

	December 31, 2021
	Guaranteed	Available as collateral
Cash and due from banks	42,051	1,211,001
Notional of investment securities	447,588	343,319
Loans at amortized cost	—	5,734,605
Total assets	489,639	7,288,925

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk

The Bank manages market risk by considering the consolidated financial situation of the Bank.

i.Interest rate risk

The following is a summary of the Bank’s interest rate gap position for the financial assets and liabilities based on their next repricing date:

	March 31, 2022
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	634,467	—	—	—	—	19,322	653,789
Securities and other financial assets	30,406	80,442	159,184	820,917	—	—	1,090,949
Loans	2,236,271	844,736	1,520,858	1,775,733	100,440	—	6,478,038
Total assets	2,901,144	925,178	1,680,042	2,596,650	100,440	19,322	8,222,776

Liabilities
Demand deposits and time deposits	(2,801,667)	(94,023)	(359,068)	—	—	(1,110)	(3,255,868)
Securities sold under repurchase agreements	(54,923)	(49,233)	(49,067)	(192,625)	—	—	(345,848)
Borrowings and debt	(735,604)	(324,973)	(779,840)	(1,712,775)	(27,495)	—	(3,580,687)
Total liabilities	(3,592,194)	(468,229)	(1,187,975)	(1,905,400)	(27,495)	(1,110)	(7,182,403)

Net effect of derivative financial instruments held for interest risk management	(2,271)	1,549	(2,360)	9,039	(904)	—	5,053
Total interest rate sensitivity	(693,321)	458,498	489,707	700,289	72,041	18,212	1,045,426

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

i.Interest rate risk (continued)

	December 31, 2021
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,249,545	—	—	—	—	3,507	1,253,052
Securities and other financial assets	26,693	28,906	121,834	647,178	—	—	824,611
Loans	2,510,544	1,593,471	1,378,589	246,721	10,593	—	5,739,918
Total assets	3,786,782	1,622,377	1,500,423	893,899	10,593	3,507	7,817,581

Liabilities
Demand deposits and time deposits	(2,634,776)	(309,601)	(78,439)	(8,000)	—	(5,412)	(3,036,228)
Securities sold under repurchase agreements	(332,417)	(60,052)	—	(35,028)	—	—	(427,497)
Borrowings and debt	(1,265,779)	(653,454)	(452,621)	(933,671)	(16,386)	—	(3,321,911)
Total liabilities	(4,232,972)	(1,023,107)	(531,060)	(976,699)	(16,386)	(5,412)	(6,785,636)

Net effect of derivative financial instruments held for interest risk management	2,791	(1,230)	(7,773)	(10,722)	(716)	—	(17,650)
Total interest rate sensitivity	(443,399)	598,040	961,590	(93,522)	(6,509)	(1,905)	1,014,295

Following is an analysis of the Bank’s sensitivity to the most likely increase or decrease in market interest rates at the reporting date, assuming no asymmetrical movements in yield curves and a constant financial position:

	Change in interest rate	Effect on profit or loss	Effect on equity
March 31, 2022	+50 bps	3,701	6,297
	-50 bps	(5,159)	6,763

December 31, 2021	+50 bps	(45)	17,232
	-50 bps	(2,297)	10,772

Interest rate movements affect reported equity in the following ways:

–Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
–Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
–Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.

This sensitivity provides an analyses of changes in interest rates, considering last period interest rate volatility.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

i.Interest rate risk (continued)

Managing interest rate benchmark reform and any risks arising due to reform

a)Non-derivative financial instruments and loan commitments

Quantitative Information

The Bank has USD LIBOR exposures on floating-rate loans, borrowings and loan commitments. Disaggregated information of such financial instruments that have yet to transition to an alternative benchmark rate as at the end of the reporting period March 31, 2022 is the following. The information presented is the remaining exposure as at each reporting period.

	USD LIBOR as of March 31, 2022	USD LIBOR as of December 31, 2022	USD LIBOR as of June 30, 2023
	(Notional in US $ thousands)	(Notional in US $ thousands)	(Notional in US $ thousands)
Non-derivative financial assets
Loans	2,217,452	1,422,010	1,220,108

Non-derivative financial liabilities
Borrowings	100,000	62,500	12,500

Loan commitments	27,333	27,333	27,333

b)Derivative financial instruments used for risk management and hedge accounting purposes

Quantitative Information

Disaggregated information by derivative financial instruments based on floating USD LIBOR rate, that have yet to transition to an alternative benchmark rate as at the end of the reporting period March 31, 2022 is the following. The information presented is the remaining notional amount as at each reporting period.

	USD LIBOR as of March 31, 2022	USD LIBOR as at December 31, 2022	USD LIBOR as at June 30, 2023
	(Notional US$,000)	(Notional US$,000)	(Notional US$,000 )
Derivatives held for risk management
Derivative financial instruments - assets	2,738	1,937	—
Derivative financial instruments - liabilities	400,414	88,768	68,768

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

ii.     Foreign exchange risk

The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, excluding derivative financial assets and liabilities, based on their fair value.

	March 31, 2022
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	4.76	1.11	121.71	3,759.40	19.89
Assets
Cash and due from banks	—	44	1	40	37,716	166	37,967
Loans	—	—	—	—	215,579	—	215,579
Total Assets	—	44	1	40	253,295	166	253,546

Liabilities
Borrowings and debt	—	—	—	—	(253,208)	—	(253,208)
Total liabilities	—	—	—	—	(253,208)	—	(253,208)

Net currency position	—	44	1	40	87	166	338

	December 31, 2021
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	5.57	1.14	115.15	4,072.94	20.46
Assets
Cash and due from banks	—	7	1	21	1,531	34	1,594
Loans	—	—	—	—	222,747	—	222,747
Total Assets	—	7	1	21	224,278	34	224,341

Liabilities
Borrowings and debt	—	—	—	—	(224,384)	—	(224,384)
Total liabilities	—	—	—	—	(224,384)	—	(224,384)

Net currency position	—	7	1	21	(106)	34	(43)

(1) It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles, and Chinese renminbi.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments

A.Recurring valuation

Financial instruments measured at fair value on a recurring basis by caption on the condensed consolidated interim statement of financial position using the fair value hierarchy are described below:

	March 31, 2022
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	171,507	—	171,507
Loans at FVTPL	—	—	5,130	5,130
Total securities and other financial assets	—	171,507	5,130	176,637

Derivative financial instruments - assets:
Interest rate swaps	—	1,459	—	1,459
Cross-currency swaps	—	33,266	—	33,266
Total derivative financial instrument assets	—	34,725	—	34,725
Total assets at fair value	—	206,232	5,130	211,362

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	218	—	218
Cross-currency swaps	—	29,454	—	29,454
Total derivative financial instruments - liabilities	—	29,672	—	29,672
Total liabilities at fair value	—	29,672	—	29,672

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

A.Recurring valuation (continued)

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	193,488	—	193,488
Loans at FVTPL	—	—	5,313	5,313
Total securities and other financial assets	—	193,488	5,313	198,801

Derivative financial instruments - assets:
Interest rate swaps	—	1,282	—	1,282
Cross-currency swaps	—	9,523	—	9,523
Total derivative financial instrument assets	—	10,805	—	10,805
Total assets at fair value	—	204,293	5,313	209,606

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	538	—	538
Cross-currency swaps	—	27,917	—	27,917
Total derivative financial instruments - liabilities	—	28,455	—	28,455
Total liabilities at fair value	—	28,455	—	28,455

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

B.Non-recurring valuation

The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	March 31, 2022
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	653,789	653,789	—	653,789	—
Securities at amortized cost (1)	927,026	900,404	—	899,287	1,117
Loans at amortized cost, net (2)	6,444,152	6,533,362	—	6,533,362	—
Customers' liabilities under acceptances	193,119	193,119	—	193,119	—
Investment property	—	—	—	—	—

Liabilities
Deposits	3,258,033	3,258,033	—	3,258,033	—
Securities sold under repurchase agreements	345,848	345,848	—	345,848	—
Borrowings and debt, net (3)	3,563,200	3,528,342	—	3,528,342	—
Acceptances outstanding	193,119	193,119	—	193,119	—

	December 31, 2021
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	1,253,052	1,253,052	—	1,253,052	—
Securities at amortized cost (1)	637,422	632,848	—	628,284	4,564
Loans at amortized cost, net (2)	5,707,709	5,806,915	—	5,806,915	—
Customers' liabilities under acceptances	201,515	201,515	—	201,515	—
Investment property	—	—	—	—	—

Liabilities
Deposits	3,037,457	3,037,457	—	3,037,457	—
Securities sold under repurchase agreements	427,497	427,497	—	427,497	—
Borrowings and debt, net (3)	3,304,178	3,294,135	—	3,294,135	—
Acceptances outstanding	201,515	201,515	—	201,515	—
(1)The carrying value of securities at amortized cost is net of accrued interest receivable of $10.1 million and the allowance for expected credit losses of $2.5 million as of March 31, 2022 (accrued interest receivable of $8.1 million and the allowance for expected credit losses of $1.7 million as of December 31, 2021).
(2)The carrying value of loans at amortized cost is net of accrued interest receivable of $30.8 million, the allowance for expected credit losses of $49.1 million and unearned interest and deferred fees of $10.3 million for March 31, 2022 (accrued interest receivable of $23.3 million, the allowance for expected credit losses of $41.4 million and unearned interest and deferred fees of $8.7 million for December 31, 2021).
(3)Borrowings and debt exclude lease liabilities for an amount of $17.5 million and $17.7 million as of March 31, 2022 and December 31, 2021, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

C.Level 3 - Fair value measurement

The following table presents the movement of a level 3 financial instruments measured at fair value:

Loans at fair value through profit or loss

At December 31, 2020	4,949
Net changes in fair value(1)	364
At December 31, 2021	5,313
Net changes in fair value(1)	(183)
At March 31, 2022	5,130

(1) The fair value of the instrument includes interest receivable.

Loans at fair value through profit or loss - Level 3

For financial instruments measured at fair value in level 3 category, the Bank uses the following inputs for present value techniques.

Inputs used in the fair value measurement are detailed as follows:

Observable inputs	Unobservable inputs
- Forward interest rate referenced to 12M USD Libor	- Discount rate or discount margin of floating rate bond "USD US composite B+" with credit risk similar to the instrument analyzed adjusted by the country risk premium.

Fair value measurement sensitivity to unobservable inputs – discount rate	2022	2021
A significant increase in volatility would result in a lower fair value	7.84% to 11.69%	6.86% to 7.84%

Management used market data published in Bloomberg for the construction of the discount curve, which allows for a more accurate measurement of the instrument.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

C.Level 3 - Fair value measurement (continued)

The effect on unobservable inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value measurements. For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects.

Loans at fair value through profit or loss	Effect on profit or loss
+ 100 bps to the observable and unobservable inputs	(92)
- 100 bps to the observable and unobservable inputs	94

5.Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and pledged deposits:

	March 31, 2022	December 31, 2021
Unrestricted deposits with the Federal Reserve of the United States of America	584,954	1,201,101
Cash and non-interest-bearing deposits in other banks	19,322	3,507
Cash and interest-bearing deposits in other banks(1)	49,513	48,444
Total cash and due from banks	653,789	1,253,052

Less:
Time deposits with original maturity over 90 days and other restricted deposits (1)	43,377	42,051
Total cash and due from banks in the consolidated statement of cash flows	610,412	1,211,001

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.Cash and due from banks (continued)

The following table presents the pledged deposits classified by country risk:

	March 31, 2022	December 31, 2021
Country:
Switzerland	12,707	9,787
United States of America(1)	10,695	12,615
France	8,800	4,790
Japan	4,600	3,790
Spain	3,574	4,011
Germany	1,821	449
Mexico	1,050	2,430
United Kingdom	110	309
Netherlands	20	3,870
Total	43,377	42,051

(1)Includes restricted deposit of $10.0 million for both periods with the New York State Banking Department under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

6.Securities and other financial assets, net

Securities and other financial assets are presented as follows:

		At fair value
At March 31, 2022		With changes in other comprehensive income (loss)
Carrying amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Principal	919,442	171,507	—	—	1,090,949
Interest receivable	10,127	656	—	—	10,783
Allowance (1)	(2,543)	—	—	—	(2,543)
	927,026	172,163	—	—	1,099,189

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.Securities and other financial assets, net (continued)

		At fair value
At December 31, 2021		With changes in other comprehensive income (loss)
Carrying amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Principal	631,123	193,488	—	—	824,611
Interest receivable	8,089	1,003	—	—	9,092
Allowance (1)	(1,790)	—	—	—	(1,790)
	637,422	194,491	—	—	831,913

(1)As of March 31, 2022, and December 31, 2021, the loss allowance for losses for securities at FVOCI for $23 thousand and $26 thousand, respectively are included in equity in the condensed consolidated interim statement of financial position in the line Other comprehensive income.

Securities and other financial assets by contractual maturity are shown in the following table:

		At fair value
At March 31, 2022		With changes in other comprehensive income
	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Due within 1 year	137,155	132,877	—	—	270,032
After 1 year but within 5 years	782,287	38,630	—	—	820,917
Balance - principal	919,442	171,507	—	—	1,090,949

		At fair value
At December 31, 2021		With changes in other comprehensive income
	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Due within 1 year	63,640	113,792	—	—	177,432
After 1 year but within 5 years	567,483	79,696	—	—	647,179
Balance - principal	631,123	193,488	—	—	824,611

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.Securities and other financial assets, net (continued)

The following table includes the securities pledged to secure repurchase transactions (see note 13).

	March 31, 2022			December 31, 2021
	Amortized cost	At FVOCI	Total	Amortized cost	At FVOCI	Total
Securities pledged to secure repurchase transactions	399,916	—	399,916	498,274	—	498,274

Securities sold under repurchase agreements	(345,848)	—	(345,848)	(427,497)	—	(427,497)

7.Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

	March 31, 2022	December 31, 2021
Loans, outstanding balance	6,472,908	5,734,605
Interest receivable	30,780	23,308
Loss allowances	(49,185)	(41,476)
Unearned interest and deferred fees	(10,351)	(8,728)
Loans at amortized cost	6,444,152	5,707,709
Loans at FVTPL (1)	5,130	5,313
Loans, net	6,449,282	5,713,022

(1) The Bank realized the sale of debt instruments measured at FVTPL for $5.8 million. As a result, the Bank recognized a loan and classified it at FVTPL with a carrying amount of $5.1 million and $5.3 million as of March 31, 2022 and December 31, 2021, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.Loans (continued)

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	March 31, 2022	December 31, 2021
Fixed interest rate	4,056,314	3,327,310
Floating interest rates	2,421,724	2,412,608
Total	6,478,038	5,739,918

As of March 31, 2022, and December 31, 2021, 65% and 71% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 0.70% to 11.24% (December 31, 2021: 0.53% to 10.23%).

The following table details information relating to loans granted to class A and B shareholders:

	March 31, 2022	December 31, 2021
Class A and B shareholder loans	507,000	467,000
% Loans to class A and B shareholders over total loan portfolio	4%	8%
% Class A and B stockholders with loans over number of class A and B stockholders	11%	10%
Modified financial assets

As of March 31, 2022, the Bank does not have modified financial assets. The modified financial assets during the period 2021, where modification does not result in de-recognition, are presented below:

December 31 2021
Gross carrying amount before modification	65,000
Allowance loss before modification (1)	(12,739)
Net amortized cost before modification	52,261

Gross carrying amount after modification	65,000
Allowance loss after modification (2)	(12,699)
Net amortized cost after modification	52,301

(1) Expected credit loss for 12 months.
(2) Expected credit loss within the life of the financial asset.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.Loan commitments and financial guarantee contracts

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	March 31, 2022	December 31, 2021
Documentary letters of credit	276,370	214,230
Stand-by letters of credit and guarantees - commercial risk	253,109	268,196
Credit commitments	125,564	121,333
Total loans commitments and financial guarantee contracts	655,043	603,759

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

Maturities	March 31, 2022	December 31, 2021
Up to 1 year	618,838	542,137
From 1 to 2 years	32,205	57,622
Over 2 to 5 years	4,000	4,000
Total	655,043	603,759

9.Gain (loss) on financial instruments, net

The following table sets forth the details for the gain or loss on financial instruments recognized in the condensed consolidated interim statements of profit or loss:

	March 31
	2022	2021
Gain (loss) on derivative financial instruments and foreign currency exchange, net	785	(127)
Unrealized (loss) gain on financial instruments at FVTPL	(219)	56
	566	(71)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	March 31, 2022
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	40,000	1,459	—
Cash flow hedges	20,000	—	(218)
Interest rate and foreign exchange risk
Fair value hedges	427,800	3,549	(21,358)
Cash flow hedges	618,673	29,717	(8,096)
	1,106,473	34,725	(29,672)

	December 31, 2021
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	40,000	1,282	—
Cash flow hedges	20,000	—	(538)
Interest rate and foreign exchange risk
Fair value hedges	428,067	783	(20,908)
Cash flow hedges	455,864	8,740	(7,009)
	943,931	10,805	(28,455)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.
(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2022
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (3)	Ineffectiveness recognized in profit or loss (3)
		Asset (1)	Liability (2)
Interest rate risk
Borrowings and debt	40,000	1,459	—	(26)	11
Interest rate and foreign exchange risk
Loans	2,739	221	—	(111)	(41)
Borrowings and debt	425,061	3,328	(21,358)	3,201	780
Total	467,800	5,008	(21,358)	3,064	750

	December 31, 2021
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (3)	Ineffectiveness recognized in profit or loss (3)
		Asset (1)	Liability (2)
Interest rate risk
Borrowings and debt	40,000	1,282	—	(19)	22
Interest rate and foreign exchange risk
Loans	3,006	333	—	(23)	(119)
Borrowings and debt	425,061	450	(20,908)	(18,614)	(1,283)
Total	468,067	2,065	(20,908)	(18,656)	(1,380)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.
(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.
(3) Included in the condensed consolidated interim statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2022
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(41,482)	Borrowings and debt, net	37	37
Interest rate and foreign exchange risk
Loans	2,548	—		(681)	70
Borrowings and debt	—	(407,610)	Borrowings and debt, net	16,498	(2,421)
Total	2,548	(449,092)		15,854	(2,314)

	December 31, 2021
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(41,315)	Borrowings and debt, net	—	41
Interest rate and foreign exchange risk
Loans	2,717	—	Loans, net	(751)	(96)
Borrowings and debt	—	(406,724)	Borrowings and debt, net	18,919	17,331
Total	2,717	(448,039)		18,168	17,276

(1) Included in the condensed consolidated interim statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	March 31, 2022
Maturity	Interest rate swaps	Cross currency swaps	Total
Fair value hedge
Less than 1 year	40,000	274,385	314,385
Over 1 to 2 years	—	68,768	68,768
Over 2 to 5 years	—	84,647	84,647
Total	40,000	427,800	467,800

	December 31, 2021
Maturity	Interest rate swaps	Cross currency swaps	Total
Fair value hedge
Less than 1 year	40,000	271,646	311,646
Over 1 to 2 years	—	3,006	3,006
Over 2 to 5 years	—	153,415	153,415
Total	40,000	428,067	468,067

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2022
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (3)	Ineffectiveness recognized in profit or loss (4)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (2)
Interest rate risk
Borrowings and debt	20,000	—	(218)	313	312	(1)	2,783
Interest rate and foreign exchange risk
Borrowings and debt	618,673	29,717	(8,096)	9,910	8,898	(1,012)	—
Total	638,673	29,717	(8,314)	10,223	9,210	(1,013)	2,783

	December 31, 2021
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (3)	Ineffectiveness recognized in profit or loss (4)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (2)
Interest rate risk
Borrowings and debt	20,000	—	(538)	562	560	(2)	(423)
Interest rate and foreign exchange risk
Borrowings and debt	455,864	8,740	(7,009)	(21,267)	(20,920)	347	—
Foreign exchange risk
Loans	—	—	—	—	—	—	(3,589)
Total	475,864	8,740	(7,547)	(20,705)	(20,360)	345	(4,012)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.
(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.
(3) Included in equity in the condensed consolidated interim statement of financial position under the line Other comprehensive income.
(4) Included in the condensed consolidated interim statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedges (continued)

The following table details the nominal amounts and carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2022
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(20,045)	Borrowings and debt, net	(312)	138
Interest rate and foreign exchange risk
Borrowings and debt	—	(643,362)	Borrowings and debt, net	(8,898)	(500)
Total	—	(663,407)		(9,210)	(362)

	December 31, 2021
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(20,041)	Borrowings and debt, net	(560)	—
Interest rate and foreign exchange risk
Borrowings and debt	—	(470,181)	Borrowings and debt, net	20,920	10,756
Total	—	(490,222)		20,360	10,756

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedge (continued)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	March 31, 2022
Maturity	Interest rate swaps	Cross currency swaps	Total
Cash flow hedge
Less than 1 year	15,000	154,669	169,669
Over 1 to 2 years	5,000	—	5,000
Over 2 to 5 years	—	434,700	434,700
More than 5 years	—	29,304	29,304
Total	20,000	618,673	638,673
—

	December 31, 2021
Maturity	Interest rate swaps	Cross currency swaps	Total
Cash flow hedge
Less than 1 year	—	108,779	108,779
Over 1 to 2 years	20,000	30,332	50,332
Over 2 to 5 years	—	299,684	299,684
More than 5 years	—	17,069	17,069
Total	20,000	455,864	475,864

11.Other assets

Following is a summary of other assets:

	March 31, 2022	December 31, 2021
Accounts receivable	1,314	1,389
Prepaid expenses	4,152	3,485
Prepaid fees and commissions	237	349
Interest receivable - deposits	58	12
IT projects under development	560	510
Severance fund	1,989	1,981
Other	950	704
	9,260	8,430

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12.Deposits

The maturity profile of the Bank’s deposits, excluding interest payable, as follows:

	March 31, 2022	December 31, 2021
Demand	436,137	362,356
Up to 1 month	713,481	842,472
From 1 month to 3 months	1,164,429	926,902
From 3 month to 6 months	484,507	641,526
From 6 month to 1 year	427,421	233,081
From 1 year to 2 years	29,893	29,891
	3,255,868	3,036,228
The following table presents additional information regarding the Bank’s deposits

	March 31, 2022	December 31, 2021
Aggregate amount of $100,000 or more	3,255,505	3,035,906
Aggregate amount of deposits in the New York Agency	652,139	515,852

	March 31,	December 31,
	2022	2021
Interest expense on deposits made in the New York Agency	1,086	1,238

13.Securities sold under repurchase agreements

As of March 31, 2022, and December 31, 2021, the Bank had financing transactions under repurchase agreements for $345.8 million and $427.5 million, respectively.

During the periods ended March 31, 2022 and 2021, interest expense relating to financing transactions under repurchase agreements totaled $567 thousand and $75 thousand, respectively. These expenses are included as interest expense – borrowings and debt in the condensed consolidated interim statement of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt

Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of March 31, 2022, the Bank was in compliance with all those covenants.

     Carrying amount of borrowings and debt is detailed as follows:

	March 31, 2022
	Short-Term			Long-term
	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Principal	1,345,768	47,766	995	607,018	1,571,600	16,490	3,589,637
Prepaid commissions	(1,044)	(33)	—	(2,196)	(5,677)	—	(8,950)
	1,344,724	47,733	995	604,822	1,565,923	16,490	3,580,687

	December 31, 2021
	Short-Term			Long-term
	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Principal	1,547,845	34,213	996	329,888	1,398,223	16,737	3,327,902
Prepaid commissions	—	—	—	(498)	(5,493)	—	(5,991)
	1,547,845	34,213	996	329,390	1,392,730	16,737	3,321,911

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year, excluding lease liabilities) borrowings and debt, along with contractual interest rates, is as follows:

	March 31, 2022	December 31, 2021
Short-term borrowings:
At fixed interest rates	1,147,182	1,102,621
At floating interest rates	198,586	445,224
Total borrowings	1,345,768	1,547,845
Short-term debt:
At floating interest rates	47,766	34,213
Total debt	47,766	34,213
Total short-term borrowings and debt	1,393,534	1,582,058
Less: Prepaid commissions	(1,077)	—
Total short-term borrowings and debt,net	1,392,457	1,582,058

Range of fixed interest rates on borrowings and debt in U.S. dollars	0.58% to 2.22%	0.50% to 2.02%
Range of floating interest rates on borrowings in U.S. dollars	1.26% to 1.30%	0.35% to 0.81%
Range of floating interest rates on borrowings and debt in Mexican pesos	6.35% to 7.57%	5.39% to 6.56%

The outstanding balances of short-term borrowings and debt by currency, excluding lease liabilities, are as follows:

	March 31, 2022	December 31, 2021
Currency
US dollar	1,195,682	1,401,122
Mexican peso	197,852	180,936
Total	1,393,534	1,582,058

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year, excluding lease liabilities), along with contractual interest rates, plus prepaid commissions are as follows:

	March 31, 2022	December 31, 2021
Long-term borrowings:
At fixed interest rates with due dates from May 2023 to September 2023	114,959	115,043
At floating interest rates with due dates from August 2023 to March 2026	492,059	214,845
Total long-term borrowings	607,018	329,888

Long-term debt:
At fixed interest rates with due dates from April 2024 to September 2025	947,518	927,550
At floating interest rates with due dates from January 2023 to June 2023	624,082	470,673
Total long-term debt	1,571,600	1,398,223
Total long-term borrowings and debt	2,178,618	1,728,111
Less: Prepaid commissions	(7,873)	(5,991)

Total long-term borrowings and debt, net	2,170,745	1,722,120

Range of fixed interest rates on borrowings and debt in U.S. dollars	0.80% to 2.38%	0.80% to 2.38%
Range of floating interest rates on borrowings and debt in U.S. dollars	1.29% to 1.97%	0.97% to 1.80%
Range of fixed interest rates on borrowings in Mexican pesos	6.50% to 6.97%	6.50% to 9.09%
Range of floating interest rates on borrowings and debt in Mexican pesos	6.43% to 7.43%	5.43% to 6.87%
Range of fixed interest rates on debt in Japanese yens	0.40% to 1.27%	0.4% to 0.95%
Range of fixed interest rates on debt in Euros	0.23% to 3.75%	0.23% to 3.75%
Range of fixed interest rates on debt in Australian dollars	1.41%	1.41%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Swiss franc	0.35%	0.35%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows (excluding lease liabilities):

	March 31, 2022	December 31, 2021
Currency

US dollar	1,079,960	812,496
Mexican peso	812,401	643,490
Euro	116,989	121,443
Japanese yen	134,879	116,518
Australian dollar	18,706	18,174
Swiss franc	10,823	10,979
Sterling pound	4,860	5,011
Total	2,178,618	1,728,111

Future payments of long-term borrowings and debt outstanding as of March 31, 2022, are as follows (excluding lease liabilities):

Year	Outstanding
2022	354,225
2023	323,664
2024	470,174
2025	925,260
2026	72,939
2027	15,923
2029	16,433
2,178,618

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Reconciliation – Movements of borrowings

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the condensed consolidated interim statement of cash flows:

	2022	2021
Balance as of January 1,	3,321,911	1,985,070
Net (decrease) increase in short-term borrowings and debt	(195,107)	75,274
Proceeds from long-term borrowings and debt	515,488	95,955
Payments of long-term borrowings and debt	(76,228)	(261,832)
Payment of lease liabilities	(246)	(297)
Change in foreign currency	19,052	(25,340)
Adjustment of fair value for hedge accounting relationship	(1,203)	(726)
Other adjustments	(2,980)	1,200
Balance as of March 31,	3,580,687	1,869,304

The reconciliation of equity account movements is presented in the condensed consolidated interim statement of changes in equity.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	March 31, 2022	December 31, 2021
Due within 1 year	1,564	1,574
After 1 year but within 5 years	7,239	7,262
After 5 years but within 10 years	13,411	13,771
Total undiscounted lease liabilities	22,214	22,607

Short-term	995	996
Long-term	16,491	16,737
Total lease liabilities included in the condensed consolidated interim statement of financial position	17,486	17,733
Amounts recognized in the consolidated statement of cash flows:

	March 31, 2022	March 31, 2021
Payments of lease liabilities	246	297
Amounts recognized in profit or loss:

	March 31,
	2022	2021
Interest on lease liabilities	(148)	(208)
Income from sub-leasing right-of-use assets	—	66

15. Other liabilities

Following is a summary of other liabilities:

	March 31, 2022	December 31, 2021
Accruals and other accumulated expenses	9,018	9,266
Accounts payable	16,328	2,311
Others	2,647	2,784
	27,993	14,361

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.Earnings per share

The following table presents a reconciliation of profit and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	March 31,
	2022	2021
(Thousands of U.S. dollars)
Profit for the period	11,119	12,816

(U.S. dollars)
Basic earnings per share	0.31	0.32
Diluted earnings per share	0.31	0.32

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	36,249	39,693

Effect of diluted securities:
Stock options and restricted stock units plan	—	—

Adjusted weighted average of common shares outstanding applicable to diluted EPS	36,249	39,693

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services according to the scope of IFRS 15, are detailed as follows:

	March 31, 2022
	Syndications	Documentary and "stand-by" letters of credit	Other commissions, net	Total
Openning and confirmation	—	2,562	385	2,947
Negotiation and acceptance	—	93	—	93
Amendment	—	617	—	617
Structuring	430	—	—	430
Other	—	57	(195)	(138)
	430	3,329	190	3,949

	March 31, 2021
	Syndications	Documentary and "stand-by" letters of credit	Other commissions, net	Total
Openning and confirmation	—	2,245	554	2,799
Negotiation and acceptance	—	16	—	16
Amendment	—	254	—	254
Structuring	100	—	—	100
Other	—	27	(156)	(129)
	100	2,542	398	3,040

The following table provides information on the ordinary income that is expected to be recognized on the contracts in force:

March 31, 2022
Up to 1 year	2,145
From 1 to 2 years	97
More than 2 years	320
2,562

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.Business segment information

        The following table provides certain information regarding the Bank’s operations by segment:

	March 31, 2022
	Commercial	Treasury	Total
Interest income	40,208	4,796	45,004
Interest expense	(118)	(19,165)	(19,283)
Inter-segment net interest income	(14,836)	14,836	—
Net interest income	25,254	467	25,721
Other income (expense), net	4,132	399	4,531
Total income	29,386	866	30,252

Provision for credit losses	(7,361)	(750)	(8,111)
Operating expenses	(8,800)	(2,222)	(11,022)
Segment profit (loss)	13,225	(2,106)	11,119

Segment assets	6,658,539	1,790,642	8,449,181
Segment liabilities	210,565	7,215,270	7,425,835

	March 31, 2021
	Commercial	Treasury	Total
Interest income	30,920	1,998	32,918
Interest expense	(166)	(13,857)	(14,023)
Inter-segment net interest income	(12,022)	12,022	—
Net interest income	18,732	163	18,895
Other income (expense), net	3,257	(191)	3,066
Total income	21,989	(28)	21,961

Reversal (provision) for credit losses	37	(37)	—
Operating expenses	(7,148)	(1,997)	(9,145)
Segment profit (loss)	14,878	(2,062)	12,816

Segment assets	5,137,623	1,230,515	6,368,138
Segment liabilities	95,901	5,228,490	5,324,391

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.Business segment information (continued)

The following table presents the reconciliation of information on reportable segments:

	March 31, 2022	March 31, 2021
Profit for the period	11,119	12,816

Assets:
Assets from reportable segments	8,449,181	6,368,138
Other assets - unallocated	9,202	6,708
Total assets	8,458,383	6,374,846

Liabilities:
Liabilities from reportable segments	7,425,835	5,324,391
Other liabilities - unallocated	27,992	13,780
Total liabilities	7,453,827	5,338,171

19.Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	March 31, 2022	December 31, 2021
Assets
Demand deposits	3,502	2,680
Loans, net	29,983	29,857
Total asset	33,485	32,537

Liabilities
Time deposits	260,000	150,000
Total liabilities	260,000	150,000

Contingencies
Stand-by letters of credit	10,150	9,130
Loss allowance	(38)	(37)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Related party transactions (continued)

The detail of income and expenses with related parties is as follows:

	March 31,
	2022	2021
Interest income
Loans	127	100
Interest expense
Deposits	(365)	(623)
Total interest expense	(365)	(623)

Net interest income (expenses)	(238)	(523)

Other income (expense)
Fees and commissions, net	38	60
Total other income, net	38	60

Net income from related parties	(200)	(463)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	March 31,
	2022	2021
Expenses:
Compensation costs to directors	223	240
Compensation costs to executives	1,701	1,603
Compensation costs of directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units.

20.Litigation

Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or consolidated financial performance.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.Applicable laws and regulations

Liquidity index

Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes, as of March 31, 2022, and December 31, 2021 the minimum LCR to be reported to the SBP was 62% and 80%, respectively. The Bank´s LCR as of March 31, 2022 and December 31, 2021 was 105% and 199%, respectively.

Rule No. 4-2008 issued by the SBP, establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date.

The liquidity index reported by the Bank to the regulator as of March 31, 2022 and December 31, 2021 was 61.68% and 80.80%, respectively.

Capital adequacy

The Banking Law in the Republic of Panama and Rules No. 01-2015 and 03-2016. The information corresponding to the total capital adequacy index is as follows:

	March 31, 2022	December 31, 2021
Capital funds	1,014,992	1,013,796
Risk-weighted assets	7,555,248	6,513,267
Capital adequacy index	13.43%	15.57%

Leverage ratio

The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	March 31, 2022	December 31, 2021
Ordinary capital	878,973	877,777
Non-risk-weighted assets	8,556,228	8,107,810
Leverage ratio	10.27%	10.83%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.Applicable laws and regulations (continued)

Specific provisions

Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	March 31, 2022
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	3,544,168	62,987	10,593	—	—	3,617,748
Financial institutions:
Private	2,125,380	—	—	—	—	2,125,380
State-owned	559,029	—	—	—	—	559,029
	2,684,409	—	—	—	—	2,684,409
Sovereign	170,751	—	—	—	—	170,751
	6,399,328	62,987	10,593	—	—	6,472,908

Allowance for loan
losses under IFRS (*):	31,675	12,262	5,248	—	—	49,185

Loans at FVTPL
Financial institutions:
Private	5,130	—	—	—	—	5,130
Total loans	6,404,458	62,987	10,593	—	—	6,478,038

	December 31, 2021
Loans at amortized cost	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	2,943,125	68,668	10,593	—	—	3,022,386
Financial institutions:
Private	2,120,762	—	—	—	—	2,120,762
State-owned	567,847	—	—	—	—	567,847
	2,688,609	—	—	—	—	2,688,609
Sovereign	23,610	—	—	—	—	23,610
Total	5,655,344	68,668	10,593	—	—	5,734,605

Allowance for loan
losses IFRS (*):	22,713	13,577	5,186	—	—	41,476

Loans at FVTPL
Financial institutions:
Private	5,313	—	—	—	—	5,313
Total loans	5,660,657	68,668	10,593	—	—	5,739,918

As of March 31, 2022, and December 31, 2021, there are no restructured loans.

(*) As of March 31, 2022, and December 31, 2021, there is no excess in the specific provision calculated in accordance with Rule No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.Applicable laws and regulations (continued)

Specific provisions (continued)

In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	March 31, 2022
Loans at amortized cost	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	—	—	10,593	—	—	10,593
Total	—	—	10,593	—	—	10,593

	December 31, 2021
Loans at amortized cost	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	—	—	10,593	—	—	10,593
Total	—	—	10,593	—	—	10,593

	March 31, 2022	December 31, 2021
Non-accruing loans:
Private corporations	10,593	10,593
Total non-accruing loans	10,593	10,593

Interest that would be reversed if the loans had been classified as non-accruing loans	659	598
Income from collected interest on non-accruing loans	—	—

Modified special mention loans

As of March 31, 2022, and December 31, 2021, the Bank does not have modified loans; therefore, the requirements and disclosures established by Article No. 8 of Rule No. 6-2021 are not applicable.

Credit risk coverage - dynamic provision

As of March 31, 2022, and December 31, 2021, the total amount of the dynamic provision and the regulatory credit reserve calculated according to the guidelines of Rule No. 4-2013 of the SBP is $136 million for both periods, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations.

The provision and reserve are detailed as follows:

	March 31, 2022	December 31, 2021
Dynamic provision	136,019	136,019

Capital reserve

In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Subsequent events

The Bank announced a quarterly cash dividend of $0.25 US dollar cents per share corresponding to the first quarter of 2022. The cash dividend was approved by the Board of Directors on April 26, 2022 and it was payable on June 1, 2022 to the Bank’s stockholders as of May 16, 2022 record date.